DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 5691
maria.norbis@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG


06018485


SEC MAIL
RECEIVED
PROCESSING
NOV 13 2006
WASH, D.C.
156
SECTION

File No. 82-4939

November 13, 2006

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant disclosure, filed on November 7, related to certain offers for the real state division of Grupo Ferrovial, S.A..

If you have any questions, please do not hesitate to contact me at 212- 450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Maria Norbis/mel

Maria Norbis
Legal Assistant

PROCESSED
NOV 16 2006
THOMSON
FINANCIAL

Dev 11/15

Attachments
By Hand Delivery

(NY) 07945/001/12G06/08.04.sec.doc

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

Grupo Ferrovial, S.A. confirms that it has received a number of offers to buy its Real Estate division.

The offers are conditional upon the buyer performing the standard verifications and obtaining the necessary financing.

Grupo Ferrovial, S.A. is currently analysing these offers and is likely to commence negotiations with one of the bidders in the near future.

If the Company reaches an agreement with any of the bidders or if it ceases to consider these offers, it will inform that Comision (Comisión Nacional del Mercado de Valores) and it will disclose the fact in a Regulatory Disclosure.

Madrid, 7 November 2006

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.